                            SUMMIT CARE CORPORATION
                            2600 WEST MAGNOLIA ROAD
                        BURBANK, CALIFORNIA 91505-3031
                                (818) 841-8750

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                       EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14f-1 PROMULGATED THEREUNDER

  This Information Statement is being mailed on or about March 11, 1998 in connection with the tender offer disclosed in the Schedule 14D-1, dated February 13, 1998 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Fountain View, Inc., a Delaware corporation ("Parent"), relating to an offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of the common stock, no par value per share (the "Common Stock"), of Summit Care Corporation, a California corporation (the "Company"), for an amount equal to $21.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 13, 1998, and the related Letter of Transmittal. The Offer is being made pursuant to the Agreement and Plan of Merger among Parent, Purchaser, the Company and Heritage Fund II, L.P., a Delaware limited partnership ("Heritage"), dated as of February 6, 1998 (the "Merger Agreement").

  This Information Statement is being sent to the holders of record of the Shares at the close of business on or about March 5, 1998, in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Company's Board of Directors. This Information Statement is required by Section 14(f) of the Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in this regard.

  Purchaser commenced the Offer on February 13, 1998. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on March 13, 1998, unless the Offer is extended in accordance with the terms of the Merger Agreement.

  The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  On March 5, 1998, there were 6,812,500 Shares issued and outstanding, which is the only class of voting securities of the Company outstanding having a right to vote for the election of directors. Each Share entitles its record holder to one vote. The Company has eliminated cumulative voting for directors. The Company's Board of Directors consists of a total of six directors and is divided into two classes, each comprised of three directors. At each annual meeting of shareholders, one class of directors is elected, each of whom holds office for a term of two years, until such time as his or her successor is elected and qualified. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

  Pursuant to the Merger Agreement, the Company agreed that, promptly following the purchase of, and payment for, the Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to any increase in the number of directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares so purchased by Purchaser bears to the total number of Shares then outstanding (on a fully diluted basis). In furtherance thereof, the Company agreed to use its reasonable best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Board of Directors or secure the resignation of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Company Board and to cause the Purchaser Designees to be so elected. The Merger Agreement further provides that at such times, the Company shall use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company's Board of Directors to be represented on (i) each committee of the Board of Directors (other than any committee of the Company Board established to take action under the Merger Agreement), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors. Notwithstanding the foregoing, Parent and Purchaser have agreed that, until the consummation of the merger of Purchaser with and into the Company contemplated by the Merger Agreement (the "Merger"), Parent and Purchaser will not cause the removal of Messrs. Brende, Casey or Massimino from the Company Board and shall permit such persons to remain as members of the Special Committee of the Board of Directors responsible for addressing on behalf of the Company any issues that arise under the Merger Agreement between the Company, on the one hand, and Parent and Purchaser, on the other (the "Special Committee").

  It is expected that, immediately following the purchase of Shares by the Purchaser in the Offer, certain members of the existing Board will resign from the Board and the remaining member(s) of the Board will then appoint a number of the Purchaser Designees as will cause the Purchaser Designees to constitute the percentage of the Board required by the Merger Agreement. It is expected that, upon assuming office, the Purchaser Designees will constitute at least a majority of the Board of Directors. If the removal of Messrs. Brende, Casey or Massimino is required in order to create sufficient vacancies on the Board for the Purchaser Designees, it is expected that either or both of Messrs. Brende and Casey would resign from the Board to create such vacancies; however, Mr. Massimino would, in any event, remain on the Board of Directors until consummation of the Merger and would be responsible for addressing any issues that arise under the Merger Agreement between the Company, on the one hand, and Parent and Purchaser, on the other.

  The Purchaser Designees shall be selected from among the directors and executive officers of Parent and Heritage. Certain information regarding the list of candidates for Purchaser Designees is contained in Schedule A hereto and is incorporated herein by reference.

  None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, except as set forth on Schedule A hereto, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, or, except as may be disclosed herein or in the Schedule 14D-1, has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission.

DIRECTORS OF THE COMPANY

  The following table sets forth, as of March 5, 1998, each current director of the Company. Biographical information concerning each of the current directors of the Company follows the table.

                                                                        DIRECTOR
         NAME                                                       AGE  SINCE
         ----                                                       --- --------
       William C. Scott............................................  60   1986
       Donald J. Amaral............................................  45   1991
       William J. Casey............................................  53   1993
       John A. Brende..............................................  50   1993
       Gary L. Massimino...........................................  61   1995

  Mr. Scott became Chief Executive Officer of the Company in May 1994 and Chairman of the Board in December 1995. Mr. Scott served as President of the Company from December 1985 until January 1996 and held the office of Chief Operating Officer from December 1985 until May 1994. Mr. Scott served as Senior Vice President of Summit Health Ltd. ("SHL"), the Company's former parent company, from December 1985 until its acquisition by OrNda Health Corp. ("OrNda") in April 1994. See "Certain Relationships and Related Transactions-- Transactions with OrNda." Mr. Scott is a director of Fairfield Communities, Inc.

  Mr. Amaral has been President and Chief Executive Officer of Coram Healthcare Corp. since October of 1995. From April 1994 until August 31, 1995, Mr. Amaral served as President and Chief Operating Officer of OrNda. Mr. Amaral served as President and Chief Executive Officer of SHL from October 1989 and Chief Executive Officer of SHL from October 1991 until April 1994, when OrNda acquired SHL. Mr. Amaral served as Chairman of the Board of the Company from May 1994 until December 1995 and as the Company's Chief Executive officer from May 1991 to May 1994.

  Mr. Casey is Chief Executive Officer of William J. Casey, Inc., and has served as a consultant in the healthcare industry, specializing in hospital management evaluation, hospital planning, managed care contracting and turnaround services. From 1986 to the present, Mr. Casey has also served as Contract Administrator for Emergency Department Physicians' Medical Group, Inc. and affiliated medical groups, which provide physician services to non-governmental facilities. From 1988 to the present, Mr. Casey has served as Contract Administrator for NP Medical Group, Inc., which provides physician services to governmental facilities. Mr. Casey also serves as a director of Coram Healthcare Corp. and TriCo Bancshares.

  Mr. Brende is Chairman, President and Chief Executive Officer of J.A.B. Industries, Inc., a real estate development and construction company, which is wholly-owned by him, as well as managing partner in various real estate partnerships.

  Mr. Massimino is a financial consultant. He served as Executive Vice President and Chief Financial officer of Regency Health Services, Inc. from April 1994 until December 31, 1995. He was Executive Vice President and Chief Financial Officer of Care Enterprises, Inc. from February 1990 until April 1994.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors has an Audit Committee which is comprised of Messrs. Massimino, Chairman, Amaral and Brende. The functions of the Audit Committee are to (i) review at least annually all transactions in which directors or officers may have conflicts of interest ("Related Party Transactions"), (ii) approve all material Related Party Transactions prior to their consummation,
(iii) make recommendations as to the appointment of the independent accountants of the Company, (iv) review with such accountants their reports and the scope and results of their examination of the financial statements of the Company, and (v) review the adequacy of the

Company's system of internal accounting controls. The Audit Committee held five meetings during the fiscal year ended June 30, 1997.

  The Board of Directors has a Compensation Committee which consists of Messrs. Casey, Chairman, Massimino and an open position since the resignation of Mr. Pitts on July 28, 1997. Functions of this Committee include (i) the review of certain compensation plans relating to directors and officers, and
(ii) the general review of the Company's employee compensation policies. This Committee held two meetings during fiscal 1997.

  The Board of Directors has an Executive Committee which consists of Messrs. Scott, Chairman, Casey and an open position since the resignation of Mr. Pitts. The Executive Committee did not meet during fiscal 1997.

  The Board of Directors has a Stock Option Committee which consists of Messrs. Brende and Casey. The function of this Committee is to administer the Company's Stock Option Plan. The Stock Option Committee held two meetings during fiscal 1997.

  There is no nominating committee or committee exercising similar functions.

  During fiscal 1997, the Board of Directors held seven meetings. Each of the Company's current directors attended at least 75% of the aggregate number of meetings of the Board and meetings of the committees of which such directors were members during the period that they served as directors or committee members.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table summarizes the compensation earned during the last three fiscal years by the Company's Chief Executive officer and the Company's four most highly compensated executive officers other than the Chief Executive officer whose salary and bonus exceeded $100,000 (the "Named Executive officers") for the last completed fiscal year:

                                     ANNUAL
                                  COMPENSATION       LONG TERM
  NAME AND PRINCIPAL    FISCAL ------------------   COMPENSATION      ALL OTHER
  POSITION               YEAR  SALARY($) BONUS($) OPTION AWARDS(#) COMPENSATION($)
  ------------------    ------ --------- -------- ---------------- ---------------
William C. Scott.......  1997   394,773       --          --              --
 Chairman and Chief      1996   369,869   150,000     165,000             --
  Executive              1995   344,869   162,500      50,000             --
  Officer
David G. Schumacher,
 Jr.(1)................  1997   215,404       --       15,000             --
 President and Chief     1996   102,154       --       50,000             --
  Operating              1995       --        --          --              --
  Officer
Derwin L. Williams.....  1997   181,423       --          --              --
 Sr. Vice                1996   171,008    50,000      25,000             --
  President/Finance,     1995   147,162    40,000      20,000             --
 Chief Financial
  Officer, Treasurer
Michael H. Martel(2)...  1997   152,404    10,000      10,000             --
 Sr. Vice                1996   141,308       --       10,000             --
  President/Marketing    1995    36,250    10,000      25,000             --
Melodye Stok(3)........  1997   115,947       --          --              --
 Vice                    1996   113,683    15,000       5,000             --
  President/Controller,  1995   108,914    25,000      10,000             --
 Chief Accounting
  Officer

--------
(1) Mr. Schumacher joined the Company in January 1996

(2) Mr. Martel joined the Company in March 1995.

(3) Ms. Stok resigned in May 1997; she was succeeded in June 1997 by John L. Farber as Vice President, Controller, Chief Accounting Officer and Secretary.

OPTION GRANTS

  The following table provides certain information in connection with the grants of stock options (the "Options") made by the Company pursuant to the Company's Stock Option Plan, dated as of July 1, 1991, as amended (the "Stock Option Plan") during fiscal 1997 to each of the Named Executive Officers:

                                          % OF TOTAL
                                        OPTIONS GRANTED  EXERCISE OR             GRANT DATE
                            OPTIONS     TO EMPLOYEES IN   BASE PRICE  EXPIRATION   PRESENT
    NAME                 GRANTED(#)(1) FISCAL YEAR(%)(2) ($/SHARE)(3)    DATE    VALUE($)(4)
    ----                 ------------- ----------------- ------------ ---------- -----------
David G. Schumacher,
 Jr.....................    15,000           13.4           13.75      12/12/06    103,800
Michael H. Martel.......    10,000            8.9           13.75      12/12/06     69,200
John L. Farber..........    10,000            8.9           12.00      06/04/07     60,400

--------
(1) The Options become exercisable in installments of 20% on each anniversary of the date of grant in the event that the Company attains specified earnings per share targets for the fiscal year preceding the date of vesting. Under the terms of the Company's Stock Option Plan, the Stock Option Committee retains discretion, subject to the limits in the Stock Option Plan, to modify the terms of outstanding Options and to reprice the Options.

(2) The Company granted Options representing a total of 112,000 shares in fiscal 1997.

(3) The exercise price on the date of grant was equal to 100% of the fair market value of the underlying Common Stock on the date of grant.

(4) As suggested by the Securities and Exchange Commission's new rules on executive compensation disclosure, the Company uses the Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of the option. The present value calculation for each of the Named Executive Officers is based on a ten year option term and assumes an interest rate of 6.4%, a dividend yield of 0% and volatility of 48.4%.

OPTION EXERCISES AND FISCAL YEAR END VALUES

  The following table provides certain information concerning the exercise of Options by the Named Executive Officers in fiscal 1997 and shows the number of shares covered by both exercisable and nonexercisable stock options held as of the end of fiscal 1997. Also shown are the values for "in-the-money" Options, which represent the positive difference between the exercise price of such Options and the fiscal year end price of the Common Stock of the Company:

                                                                          VALUE OF
                                                        NUMBER OF       UNEXERCISED
                                                       UNEXERCISED      IN-THE-MONEY
                                                        OPTIONS AT        OPTIONS
                                                          FY-END         AT FY-END
                         SHARES ACQUIRED    VALUE      EXERCISABLE/     EXERCISABLE/
   NAME                  ON EXERCISE (#) REALIZED($) UNEXERCISABLE(#) UNEXERCISABLE($)
   ----                  --------------- ----------- ---------------- ----------------
William C. Scott........         0             0     113,000/187,000   $87,600/14,400
David G. Schumacher,
 Jr.....................         0             0      10,000/55,000        --/--
Derwin L. Williams......         0             0      22,000/38,000        --/--
Michael H. Martel.......         0             0      12,000/33,000        --/--
Melodye Stok............         0             0       8,500/11,000     7,608/1,152
John L. Farber..........         0             0           0/10,000        --/15,000

 Report of the Compensation Committee

  The Compensation Committee of the Board establishes compensation levels for the Company's Chairman and Chief Executive Officer and its other officers based upon both competitive practice, experience and overall performance. The Committee provides direction and governs all compensation matters relating to these individuals. The Compensation Committee is chaired by Mr. Casey and consists of two other members, Mr. Massimino and an open position since the resignation of Mr. Pitts.

  The Company maintains compensation programs designed to motivate, retain and attract management with incentives linked to financial performance and enhanced shareholder value. The fundamental philosophy is to relate the amount of compensation "at risk" for an executive directly to her or his contribution to the Company's success in achieving superior performance objectives. The Company's executive compensation program consists of three main components:
(i) base salary, (ii) annual bonus based on overall Company performance, and
(iii) stock based incentives which are intended to encourage the achievement of superior results over time and to align management and shareholder interests. The second and third elements constitute the "at risk" portion of the compensation program. The nature of the long-term programs, as well as the extended vesting periods for stock options mean that executives may realize their incentive awards at a substantially later time than when the Company's shareholders benefit from stock price appreciation.

  The salary which the Chairman and Chief Executive Officer and the other Named Executive Officers were paid for the fiscal year ended June 30, 1997 reflect the business results achieved for fiscal 1997 and the Committee's determination of management success in earnings growth and new business development. The Committee determined that no bonuses would be paid for the fiscal year ended June 30, 1997.

  Recent Company grants of stock options to its management consisted of ten-year options issued with an exercise price equal to the fair market value of the Company's common stock as of the date of grant, with a vesting schedule of up to five years.

  All amounts paid or accrued during fiscal 1997 under the above described plans and programs are included in the proxy tables.

                                          COMPENSATION COMMITTEE
                                          William J. Casey, Chairman
                                          Gary L. Massimino

COMPENSATION OF DIRECTORS

  Each director who is not an officer of the Company is paid $1,000 per month, $1,000 for each Board of Directors meeting he attends and $500 for each telephonic meeting and committee meeting in which he participates. Directors who are also executive officers of the Company do not receive any additional compensation for serving as members of the Board of Directors or any committee thereof. Nonemployee directors are automatically granted Options pursuant to the Stock Option Plan. In fiscal 1997, Mr. Massimino received an Option to purchase 7,500 shares of Common Stock and Messrs. Amaral, Brende, Casey and Pitts each received Options to purchase 2,500 shares of Common Stock, all with an exercise price of $13.75 per share. Such Options were made with exercise prices equal to the fair market price of the Company's Common Stock on their dates of grant and provided that twenty percent of the Options would vest in each of the first five years following the dates of grant. See "Employment Agreements, Termination of Employment and Change in Control Arrangements" for a description of certain additional compensation paid during fiscal 1998 to members of the Special Committee in connection with the Offer and the Merger.

                       COMPLIANCE WITH SECTION 16(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act, requires the Company's directors, executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10 percent beneficial owners are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

  The Company has implemented procedures to receive and review all insider filings under Section 16(a) of the Exchange Act. Based solely on its review of such filings, the Company believes that all of its officers, directors and greater than 10 percent beneficial owners complied with all filing requirements during the last fiscal year.

               EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT
                      AND CHANGE IN CONTROL ARRANGEMENTS

EXECUTIVE INVESTMENT PLAN FOR MR. SCOTT

  Mr. Scott is the beneficiary of an Executive Investment Plan (the "Scott Pension Plan") with the Company. Under the terms of the Scott Pension Plan, Mr. Scott was entitled to a vested benefit of $834,386 as of December 18, 1997. On December 19, 1997, the Company Board, in anticipation of a sale of the Company, voted to fully vest the remaining portion of the Scott Pension Plan and to cause the full pension benefit to be paid to Mr. Scott, in each case effective upon consummation of a sale of the Company. This action by the Company Board will result in an estimated additional $440,367 being available to Mr. Scott under the Scott Pension Plan assuming that the effective time of the Merger is March 31, 1998. The full benefit available under the Scott Pension Plan, estimated to be approximately $1,274,753, will be paid to Mr. Scott at the effective time of the Merger.

STOCK OPTION PLAN

  Under the Company's Stock Option Plan, the Merger will result in each holder of an Option which is not then vested having the right, during the 10-day period immediately preceding the Effective Time, to exercise the Option whether or not the Option is then otherwise exercisable, but contingent on the actual consummation of the Merger. Under the Merger Agreement, the Company has agreed to amend the Company's Stock Option Plan to provide that all Options outstanding as of the effective time of the Merger, whether vested or unvested, shall be converted into and shall become the right to receive a cash payment per Share for which the Option is exercisable (without taking into account whether such Option was in fact exercisable immediately prior to the effective time of the Merger) equal to the excess of the Offer Price over the applicable exercise price of such Option (less any applicable tax withholding requirements). As of February 11, 1998, the following principal executive officers and directors of the Company held Options to acquire Shares as follows: Mr. Scott held Options to purchase 300,000 Shares, of which 139,000 were unvested; David G. Schumacher held Options to purchase 65,000 Shares, of which 42,000 were unvested; Derwin L. Williams held Options to purchase 60,000 Shares, of which 30,000 were unvested; Michael H. Martel held Options to purchase 45,000 Shares, of which 29,000 were unvested; Donald J. Amaral held Options to purchase 20,000 Shares, of which 13,500 were unvested; John A. Brende held Options to purchase 20,000 Shares, of which 12,500 were unvested; William J. Casey held Options to purchase 20,000 Shares, of which 12,500 were unvested; and Gary J. Massimino held Options to purchase 20,000 Shares, of which 14,500 were unvested. As of February 11, 1998, (i) the aggregate number of Options held by all of the foregoing directors and executive officers as a group was 540,000, of which 293,000 were unvested, (ii) the aggregate number of Options outstanding was 909,500, of which 490,300 were unvested and (iii) the average exercise price of the Options was $18.30 per share ($17.50 for the vested Options and $18.98 for the unvested Options).

SPECIAL SEVERANCE PLAN

  The Company has established a Special Severance Pay Plan (the "Special Severance Plan") which will become effective upon the consummation of the Offer. The Special Severance Plan provides for the payment of severance benefits to participants whose employment is terminated as provided in the Special Severance Plan and supersedes all other severance pay practices or plans of the Company or any of its subsidiaries.

  Only those individuals who are both listed in the Special Severance Plan and who are employed by the Company or one of its subsidiaries as of the day prior to the purchase of Shares in the Offer will be a "Participant" in the Special Severance Plan. If a Participant's employment is terminated on or prior to the second anniversary of the purchase of Shares in the Offer either (i) by Parent, the Company or a subsidiary other than for "Cause" or (ii) by such Participant for "Good Reason", such Participant will be entitled to receive the greater of (x) the applicable cash severance benefits provided in the Special Severance Plan and (y) the severance benefits to which such Participant would be entitled under a then effective severance program of the Parent, but in each case only if the Participant provides a standard form of general release as required in the Special Severance Plan. The Special Severance Plan defines "Cause" for termination of a Participant's employment as such Participant's dishonesty, fraud, willful misconduct, self-dealing, breach of fiduciary duty, failure, neglect or refusal to perform such Participant's duties in any material respect or conviction of a crime involving moral turpitude. The Special Severance Plan defines "Good Reason" for termination of a Participant's employment as a material diminution in such Participant's title, authority or responsibilities, a reduction in such Participant's base pay (except for across the board reductions affecting similarly situated employees), the relocation of such Participant's principal office to a location that increases his commute by more than 30 miles and the failure to continue to provide benefits substantially similar in value to those enjoyed at the purchase of Shares in the Offer (unless such Participant participates in other comparable benefits generally available to employees).

  The Special Severance Plan provides that a Participant who is entitled to severance under the plan shall receive, as a lump sum cash payment, an amount determined by taking the maximum number of months of severance pay to which such Participant is entitled under the Special Severance Plan (which varies from between two and twenty-four months depending upon the Participant) and, subtracting the number of whole months elapsed between the purchase of Shares in the Offer and the termination of employment of such Participant, and multiplying the result by such Participant's Base Pay (as defined in the Special Severance Plan).

  Under the Special Severance Plan, the following Participants who are executive officers of the Company would be entitled to a severance pay benefit of the amount indicated in the table below if such Participant's employment were terminated other than for Cause or by such Participant for Good Reason at the effective time of the Merger:

                                                   NUMBER OF   MONTHLY   TOTAL
                                                   MONTHS OF    BASE   SEVERANCE
                      PARTICIPANT                SEVERANCE PAY   PAY    BENEFIT
       ----------------------------------------- ------------- ------- ---------
       William C. Scott
        Chairman and Chief Executive Officer....       24      $33,333 $800,000
       David G. Schumacher, Jr.
        President...............................       12      $17,917 $215,000
       Derwin L. Williams
        Senior Vice President/Finance...........       12      $15,167 $182,000
       Michael H. Martel
        Senior Vice President/Marketing.........       12      $12,917 $155,000

  The aggregate maximum severance benefit payable under the Special Severance Plan to the four executive officers listed above is $1,352,000. The aggregate maximum severance benefit payable under the Special Severance Plan to the Company's twelve Vice Presidents, Regional Vice Presidents and Pharmacy Presidents is $1,322,722. The aggregate maximum severance benefit payable under the Special Severance Plan to the Company's Center Administrators and Executive Director and Corporate Main Office Department Heads is $3,050,126. The aggregate maximum severance benefit payable under the Special Severance Plan to all employees of the Company is $7,710,748. The aggregate annual salary of all such persons is $8,788,164.

REMUNERATION OF SPECIAL COMMITTEE MEMBERS

  In consideration of the substantial efforts of the Special Committee of the Board of Directors, on February 6, 1998, the Company Board (with Messrs. Massimino, Brende, Casey and Scott not participating) authorized payments to be made to Messrs. Massimino, Brende and Casey in amounts equal to $50,000, $40,000 and $40,000, respectively.

PAYMENT OF BONUS TO MR. SCOTT

  At a meeting of the Company's Board of Directors held on December 19, 1997, the Company's Board of Directors approved the payment of a special bonus in the amount of $100,000 (the "Bonus") to Mr. Scott upon the successful completion of a sale of the Company. The Bonus will become payable upon the consummation of the Merger.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

  The following table shows beneficial ownership as of March 5, 1998 of the Shares of (i) each person who, insofar as the Company has been able to ascertain, beneficially owned more than five percent of the outstanding Shares, (ii) each current director, (iii) each executive officer identified in the Summary Compensation Table above, and (iv) all directors and officers as a group.

                   NAME OF BENEFICIAL OWNER                 NUMBER OF PERCENT OF
                   OR IDENTITY OF GROUP(1)                   SHARES     CLASS
                   ------------------------                 --------- ----------
   J.P. Morgan & Co., Incorporated(2)...................... 1,136,652    16.7%
    60 Wall Street
    New York, NY 10260
   Franklin Resources, Inc.(3)............................. 1,050,800    15.4
    777 Mariners Island Blvd.
    San Mateo, CA 94403
   Baron Capital Group, Inc.(4)............................   714,925    10.5
    BAMCO, Inc.
    Baron Capital Management, Inc.
    Baron Capital, Inc.
    767 Fifth Avenue, 24th Floor
    New York, NY 10153
   Pioneering Management Corp.(5)..........................   611,400     9.0
    60 State Street, 20th Floor
    Boston, MA 02109
   Wellington Management Company, LLP(6)...................   603,781     8.9
    75 State Street
    Boston, MA 02109
   Dimensional Fund Advisors Inc.(7).......................   379,800     5.6
    1299 Ocean Avenue, 11th Floor
    Santa Monica, CA 90401
   William C. Scott(8).....................................   171,000     2.5
   David G. Schumacher, Jr.(8).............................    23,000      *
   Derwin L. Williams(8)...................................    36,500      *
   Michael H. Martel(8)....................................    21,000      *
   Donald J. Amaral(8).....................................     7,500      *
   John A. Brende(8).......................................     9,500      *
   William J. Casey(8).....................................    10,500      *
   Gary L. Massimino(8)....................................     7,000      *
   All directors and executive officers as a group(5)......   286,000     4.2

--------
 * Less than 1%.

(1) Except where otherwise indicated, each person has sole voting and investment power over the Common Stock shown as beneficially owned, subject to community property laws where applicable. Except where otherwise indicated, each person's address is c/o Summit Care Corporation, 2600 West Magnolia Boulevard, Burbank, California 91505-3031.

(2) Based on an amendment to a report on Schedule 13G filed by J.P. Morgan & Co., Incorporated ("J.P. Morgan") with the Commission on December 31, 1996. J.P. Morgan or its subsidiaries have sole power to dispose of all of the Shares shown as beneficially owned by them and sole power to vote 888,800 of the shares.

(3) Based on an amendment to a report on Schedule 13G filed by Baron Capital Group, Inc. ("Baron") with the Commission on July 9, 1997. Baron or its subsidiaries have sole power to vote and dispose of all of the Shares shown as beneficially owned by them.

(4) Based on a report on Schedule 13G filed by Franklin Resources, Inc. ("Franklin") with the Commission on December 10, 1997. Franklin or its subsidiaries have sole power to vote and to dispose of all of the Shares shown as beneficially owned by them.

(5) Based on a report on Schedule 13G filed by Pioneering Management Corp. ("Pioneering") with the Commission dated December 31, 1997. Pioneering has sole power to vote and dispose all of the Shares shown as beneficially owned by them.

(6) Based on a report on Schedule 13G filed by Wellington Management Company, LLP ("Wellington") with the Commission on January 17, 1998. Wellington has shared power to dispose of all of the Shares shown as beneficially owned by them and shared power to vote 286,382 of the Shares.

(7) Based on a report on Schedule 13G filed by Dimensional Fund Advisors Inc. ("Dimensional") with the Commission on February 9, 1998. Dimensional has sole power to dispose of all of the Shares shown as beneficially owned by them and sole power to vote 248,100 of the Shares.

(8) There were no Shares which such persons had the right to acquire within 60 days of the date of this Information Statement pursuant to the exercise of outstanding stock Options (without giving effect to any acceleration of Options pursuant to the Stock Option Plan as a result of the Merger). See "Employment Agreements, Termination of Employment and Change in Control Arrangements" for a description of the Options held by such persons that will be accelerated and converted into a right to receive cash in connection with the Merger.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH ORNDA

  In April 1994, OrNda, a public health care services company that owns and operates acute care hospitals and related health care facilities, acquired the Company's former majority shareholder, SHL. Immediately following the acquisition, OrNda owned approximately 38.4% of the outstanding shares of the Company's Common Stock. In August 1995, OrNda sold its position in the Company's Common Stock and currently has no position in the Company's Common Stock. SHL was merged into OrNda on September 27, 1994. OrNda was merged into Tenet Healthcare Corporation ("Tenet") in January 1997.

  The Company has been a party to various arrangements or transactions with SHL and certain entities that were affiliated with the Company prior to OrNda's acquisition of SHL. Management believes that the terms of these arrangements were no less favorable to the Company than could have been obtained from unaffiliated parties. Two independent directors constitute the majority of the Audit Committee, which reviews all Related Party Transactions at least annually and approves all material Related Party Transactions prior to consummation.

ARRANGEMENTS BETWEEN THE COMPANY AND TENET HEALTHCARE CORPORATION

  Prior to the Company's initial public offering in 1992, the Company and SHL entered into a Services Agreement, pursuant to which SHL provided the Company with certain management and administrative services for which the Company reimbursed SHL at cost. The Services Agreement expired in March 1997, although the provisions regarding indemnification survive the termination of the Agreement on the terms provided therein. The Services Agreement provided, among other things, that: (i) SHL and the Company would maintain existing arrangements concerning the Company's sublease of certain facilities to unrelated parties; (ii) SHL would not withdraw or modify its guaranty of the Company's obligations under certain real property leases; (iii) SHL would indemnify the Company against any liabilities arising in connection with the Company's initial public offering under securities laws and arising from previous divestitures of facilities by the Company; and (iv) the Company would be entitled at no cost to use the name "Summit" and SHL's logo. The Company's net remittance to OrNda under the Services Agreement was approximately $500,000 in fiscal 1991, $350,000 in fiscal 1992, $350,000 in fiscal 1993,
$350,000 in fiscal 1994, $23,000 in fiscal 1995 and $50,000 in fiscal 1996.
The Company had net receipts of $31,000 from OrNda under the Services Agreement in fiscal 1997.

  The Company, SHL and Sierra Land Group, Inc. ("Sierra"), an entity under common ownership with SHL and the Company prior to OrNda's purchase of SHL, entered into a Tax Sharing Agreement as of May 17, 1991, amended as of February 5, 1992 (the "Tax Sharing Agreement"). The Tax Sharing Agreement includes two main components. First, the parties and their respective majority-owned subsidiaries agreed to certain allocation of state tax liabilities for their combined income or franchise tax returns with several states. Since the completion of the Company's Stock Offering on June 16, 1994, the Company is no longer subject to the joint filing component of the Tax Sharing Agreement. Second, the Tax Sharing Agreement includes provisions whereby SHL indemnifies the Company against certain contingencies.

  The joint filing component of the Tax Sharing Agreement provided that if each group of corporations headed by a party was profitable for a taxable year, the total state tax liability for such year was allocated among the groups in proportion to the amount of state tax which would have been payable by each group if each group had filed its own combined report. If at least one group was profitable and at least one group incurred a loss for a taxable year, each profitable group was liable for the amount of state tax which would have been payable by it if it had filed its own combined report. The loss group or groups were liable for any balance of the total state tax liability, or were entitled to receive from the profitable groups any excess of the aggregate amount of the profitable groups' tax liabilities pursuant to the agreement over the amount of the total state tax liability. If each group incurred a loss for a taxable year, each group was liable for the aggregate amount of state taxes imposed by the state on the corporations in such group.

  The Company was a member of the SHL federal consolidated group since the Company was incorporated in 1981 as a wholly owned subsidiary of SHL, and, as a wholly owned subsidiary, was required to file as part of the group. Since the Company's initial public offering, the Company has no longer been required to and has ceased filing its federal income tax returns as part of the SHL federal consolidated group.

  The Tax Sharing Agreement also provided that SHL would indemnify the Company against all losses incurred by the Company in connection with federal, state or local taxes, including interest and penalties, that may be finally determined to be payable by any person or entity for any period ended before July 1, 1991. SHL also indemnified the Company against all losses incurred by the Company in connection with the portion of federal income taxes, including interest and penalties, that may be finally determined to be payable by SHL or its affiliates for the fiscal year ended June 30, 1993 that is allocable to SHL or its affiliates other than the Company. In February 1990, in the course of an ongoing audit of SHL's federal income tax returns for fiscal years 1984, 1985 and 1986, the IRS challenged the propriety of certain accounting methods and raised other income tax issues. SHL reported in its proxy statement dated March 14, 1994 relating to the OrNda transaction that the most significant area of dispute with the IRS involved the cash method of accounting used by certain of SHL's subsidiaries during 1984, 1985 and 1986. The Company, as a member of the SHL consolidated group during the years for which the audit was being conducted, is jointly and severally liable for group federal income tax liabilities. However, the dispute has been settled with the IRS and there is no adverse effect on the Company.

  As noted above, as a group member, the Company was jointly and severally liable for, and was aware of, the potential liability relating to the above-mentioned audit of SHL prior to entering into the Tax Sharing Agreement. The Company's entering into the Tax Sharing Agreement had no effect on its tax liabilities to federal or state authorities. The Company entered into the Tax Sharing Agreement to obtain indemnification for the federal tax liabilities of the consolidated group and to provide for the allocation of state tax benefits and burdens in a fair manner, as discussed above, among members of the group, which include public and private companies. In any given taxable year, the Tax Sharing Agreement could have operated to the benefit or the detriment of a particular group member. For example, a group member incurring a loss bore a smaller share of the group's California franchise tax liability, while a profitable group member bore a larger share than it would have in the absence of any tax sharing agreement. However, the amount of the profitable group member's increased liability in that situation did not exceed the amount of its franchise tax savings from the filing of a combined report with the other group members.

LEASE OF CENTERS

  The Company is a party to certain real property leases that require, as a condition to the Company's tenancy, that SHL guarantee the Company's obligations under each lease. Pursuant to the Services Agreement described above, SHL agreed not to withdraw or modify any of the lease guarantees it provided with respect to such leases until May 1997.

  The Company subleases its Phoenix skilled nursing care center from Tenet under a ten-year lease providing for payments of $37,500 per month. The Phoenix center is leased by Tenet from Sierra for an aggregate of $25,000 per month. The amount of the company's monthly lease payment for the Phoenix center, though in excess of the rent paid by Tenet on the property, is believed by the Company to be at market rates.

TRANSACTIONS INVOLVING PARENT

 Transactions Between the Company and Parent.

  During the past four years, the Company and Parent have purchased various health-related services from each other on an arms-length basis. The Company has provided pharmacy services to certain of Parent's skilled nursing facilities since July 1994. The approximate annual revenues from Parent's facilities to the Company were $1,900,000 in 1995, $2,500,000 in 1996 and $2,700,000 in 1997. Parent has provided physical, speech and occupational therapy services to certain of the Company's nursing centers. The approximate annual revenue from the Company to Parent from these services was $7,500,000 in 1995, $9,800,000 in 1996 and $10,300,000 in 1997. In 1998, Parent has
purchased approximately $260,000 in pharmacy services from the Company, and the Company has purchased no services from Parent.

 Acquaintance of Messrs. Scott and Snukal.

  Mr. Scott, the Chairman and Chief Executive Officer of the Company, and Mr. Snukal, the Chairman and Chief Executive Officer of Parent, have known each other for more than ten years. On numerous occasions during that time they have met socially or to discuss the business relations between their companies.

 Management Agreement.

  On February 6, 1998, Parent, Robert Snukal, Sheila Snukal, Mr. Scott and Heritage entered into an Agreement (the "Management Agreement") with respect to certain aspects of the ownership and management of Parent. The Management Agreement provides, among other things, that the parties will execute definitive documents prior to the consummation of the Offer, or in certain cases at the effective time of the Merger, reflecting the terms set forth in the Management Agreement. The following summary is qualified in its entirety by reference to the Management Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. While the parties have agreed to execute final definitive agreements consistent with the Management Agreement, such final agreements may differ in certain respects from the terms of the Management Agreement, to the favor or disfavor of any of the parties.

  Capitalization of Parent. The Management Agreement provides that immediately prior to the consummation of the Offer, Heritage will invest $74,500,000 in cash in Parent, and the Snukals will invest $5,000,000 in cash in Parent in order to provide a portion of the capital needed to fund Purchaser's purchase of Shares in the Offer. Promptly after the effective time of the Merger, Mr. Scott will invest approximately $2,500,000 in cash in Parent representing the full amount of the after-tax proceeds he will receive from the cash out in the Merger of all Options held by him and the full after-tax proceeds from payments under the Scott Pension Plan received by him from the Company, which proceeds he expects to receive on or about the date of the Merger. See "Employment Agreements, Termination of Employment and Change in Control Arrangements--Executive Investment Plan for Mr. Scott." Mr. Scott will receive a cash bonus from Parent to cover any tax cost relating to the cash out of his Options to the extent that such bonus and related deductions are tax neutral to Parent. If, for any reason, the Snukals or Mr. Scott do not make these investments in Parent, Heritage has committed to increase its investment in Parent to cover any shortfall, up to an amount which would cause its aggregate investment in Parent in connection with the Offer and the Merger to equal $82,000,000.

  Effective immediately prior to the consummation of the Offer, the existing outstanding stock of Parent will be reorganized into, and the new cash invested in Parent will purchase, shares of Series A Common Stock (the "Series A Stock") of Parent at an effective purchase price of $1,265 per share. At the same time, the Snukals and Mr. Scott will purchase shares of Series B Non-Voting Common Stock (the "Series B Stock") for a nominal price per share. There will be no other equity securities of Parent outstanding. The Series A Stock and the Series B Stock will have the following general characteristics.

  Each share of Series A Stock will be entitled to aggregate distributions of $1,265 per share plus a 22% internal rate of return thereon from the date the Offer is consummated before any distributions are made on the Series B Stock. After the foregoing amounts have been distributed in respect of the Series A Stock, each share of Series B Stock will be entitled to a distribution of the same amount as was distributed in respect of each share of Series A Stock. After all of the foregoing distributions, the Series A Stock and Series B Stock will share any remaining proceeds on a pro rata basis.

  As of immediately prior to the consummation of the Offer, the Series A Stock will be owned as follows: Heritage will own 78,240 shares, the Snukals and certain other current stockholders of Parent will own 17,780 shares, and Mr. Scott will own 1,980 shares and will have an option to acquire 2,000 additional shares for a nominal price. As of the consummation of the Offer, the Series B Stock will be owned as follows: the Snukals will own 6,125 shares and Mr. Scott will own 4,649 shares.

  The Series B Stock will be subject to repurchase at cost by Parent upon a change of control of Parent, an initial public offering of its shares or other similar events (each, a "Trigger Event"), with the precise number of shares repurchased to be determined on a sliding scale based on the value of Parent's common equity at the Trigger Event in relation to certain value targets at various dates in the future. Under this arrangement, the holders of the Series B Stock will retain more shares of Series B Stock at the time of the Trigger Event the higher the value of Parent is at that time.

  Corporate Governance. The Management Agreement provides that the Board of Directors of Parent will, immediately prior to the consummation of the Offer, include one director designated by Mr. Scott (expected to be Mr. Scott) and two directors (but not less than 25% of the total number of directors) designated by Mr. Snukal. All other directors of Parent will be designated by Heritage.

  Stock Transfer Restrictions and Rights. The Management Agreement provides for stock transfer restrictions on shares of stock of Parent. The non-Heritage stockholders of Parent may not transfer their shares for four years after the consummation of the Offer except for certain estate planning transfers or, in the case of Mr. Snukal, until such time as he is terminated without cause by Parent. After the expiration of any such applicable period, Parent and the other stockholders of Parent will have a right of first refusal on transfers by the non-Heritage stockholders, except for estate planning transfers. If Heritage transfers its shares of Parent Stock in a transaction constituting a Trigger Event (other than an initial public offering of Parent), the other stockholders will have the right to participate on a pro rata basis with Heritage in such transfers. Heritage will also have the right to require all other stockholders to transfer their shares in a transaction constituting a Trigger Event.

  Registration Rights. The Management Agreement also provides that Heritage will have the right to require Parent on two occasions to effect the registration of Parent shares held by it under the Securities Act. The Snukals will have the right to cause Parent to effect one demand registration, in which Mr. Scott will have the right, at his election, to share on a pro rata basis.

  Employment Agreements for Key Management. The Management Agreement provides that immediately prior to the consummation of the Offer (or, in the case of Mr. Scott, at the effective time of the Merger), Parent will enter into new five year employment agreements with each of the Snukals and with Mr. Scott. In the case of Mr. Scott, the new employment agreement will not trigger any payment under the Company's Special Severance Pay Plan.

  Under the employment agreements with Parent, Mr. Snukal will serve as Chief Executive Officer of Parent, Mr. Scott will serve as Chairman of Parent, Mrs. Snukal will serve as Executive Vice President of Parent, and each will have duties consistent with such titles as specified by Parent's Board. Mr. Snukal will be entitled to a base salary at an annual rate of $500,000, and will be eligible for an annual bonus of up to $500,000 based upon the achievement of certain financial targets. Mrs. Snukal will be entitled to a base salary at an annual rate of $225,000, and will be eligible for an annual bonus of up to $125,000, based upon the achievement of certain financial targets. Mr. Scott will be entitled to a base salary at an annual rate of $450,000, and will be eligible for an annual bonus of up to $350,000 based upon the achievement of certain financial targets. All of the foregoing base salaries will be subject to annual consumer price index adjustments.

  The employment of each of Mr. Snukal, Mrs. Snukal and Mr. Scott may be terminated at any time by Parent's Board of Directors with or without cause. In the case of termination without cause (other than on death or disability), Parent will continue to pay their base salary (plus an additional $25,000 in the aggregate, in the case of such termination of both Mr. and Mrs. Snukal) for the duration of their scheduled term of employment. If Mr. Snukal is terminated without cause, Mrs. Snukal may, at her option, deem her employment to have been terminated without cause and receive the severance referred to in the preceding sentence. In the case of Mr. Scott, his severance will be reduced by the amount, if any, he is then due under the Company's Special Severance Pay Plan.

  The employment agreements will contain customary definitions of cause, confidentiality provisions and a three-year noncompetition covenant.

                                  SCHEDULE A

                              PURCHASER DESIGNEES

  The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments, and business addresses thereof for the past five years of each Purchaser Designee. Each Purchaser Designee is a citizen of the United States and has held the positions as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite a Purchaser Designee's name refers to employment with Purchaser.

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
       NAME AND ADDRESS                                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
       ----------------                                 --------------------------------------------------
 1. Robert M. Snukal ...........  Mr. Snukal has served as Chairman, Chief Executive Officer, President and a Director of Parent
      Fountain View, Inc.          and its subsidiaries for the past five years. Mr. Snukal is President, Treasurer and a
      11900 W. Olympic Blvd.       Director of Purchaser.
      Suite 680
      Los Angeles, CA 90049
 2. Sheila S. Snukal............  Mrs. Snukal has served as Vice President/Director of Operations and a Director of Parent and
      Fountain View, Inc.          its subsidiaries for the past five years.
      11900 W. Olympic Blvd.
      Suite 680
      Los Angeles, CA 90049
 3. Michel Reichert.............  Mr. Reichert has served as General Partner, President and Director of Heritage Partners
      Heritage Partners, Inc.      Management Company, Inc. since December 1993. Mr. Reichert is a Member and Manager of HF
      30 Rowes Wharf               Partners II, L.L.C. which is the General Partner of Heritage. He is also a Director of Parent
      Suite 300                    and Purchaser. From 1988 to December 1993, Mr. Reichert served as Managing Director of
      Boston, MA 02110             BancBoston Capital.
 4. Mark J. Jrolf...............  Mr. Jrolf has served as Partner and Vice President of Heritage Partners Management Company,
      Heritage Partners, Inc.      Inc. since February 1997, and as a Vice President from September 1996 to January 1997. Mr.
      30 Rowes Wharf               Jrolf is a Member of HF Partners II, L.L.C. which is the General Partner and Purchaser of
      Suite 300                    Heritage. He is also a Director of Parent and Purchaser. From September 1993 to September
      Boston, MA 02110             1996, Mr. Jrolf served as an Engagement Manager at McKinsey & Co.
 5. Peter Z. Hermann............  Mr. Hermann has served as General Partner, Vice President and Director of Heritage Partners
      Heritage Partners, Inc.      Management Company, Inc. since December 1993. Mr. Hermann is a Member and a Manager of HF
      30 Rowes Wharf               Partners II, L.L.C. which is the General Partner of Heritage. From September 1979 to December
      Suite 300                    1993, Mr. Hermann served as a Director of BancBoston Capital.
      Boston, MA 02110
 6. Michael F. Gilligan.........  Mr. Gilligan has served as General Partner, Vice President and Director of Heritage Partners
      Heritage Partners, Inc.      Management Company, Inc. since December 1993. Mr. Gilligan is a Member and a Manager of HF
      30 Rowes Wharf               Partners II, L.L.C. which is the General Partner of Heritage. Prior to December 1993, Mr.
      Suite 300                    Gilligan was with BancBoston Capital.
      Boston, MA 02110